SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-1A

REGISTRATION STATEMENT (NO. 2-57689) UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 95

and

REGISTRATION STATEMENT (811-02687) UNDER THE INVESTMENT COMPANY

ACT OF 1940

Amendment No. 99

VANGUARD MUNICIPAL BOND FUNDS

(Exact Name of Registrant as Specified in Declaration of Trust)

P.O. Box 2600, Valley Forge, PA 19482

(Address of Principal Executive Office)

Registrant’s Telephone Number (610) 669-1000

Anne E. Robinson, Esquire

P.O. Box 876

Valley Forge, PA 19482

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d). Explanatory Note This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement

2. Part C to the Registration Statement (including Signatures page) 3. Exhibit (a) to Item 28 to the Registration Statement

This Post-Effective Amendment is being filed solely to file Amended and Restated Agreement and Declaration of Trust as Exhibit (a) to Item 28 to this Registration Statement on Form N-1A (the “Registration Statement”).

Parts A and B of Post-Effective Amendment No. 94 to the Registration Statement, dated February 23, 2017, and filed pursuant to Rule 485(b) under the Securities Act of 1933, are incorporated by reference.

PART C

VANGUARD MUNICIPAL BOND FUNDS

OTHER INFORMATION

Item 28. Exhibits

(a)	Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust, is filed herewith.
(b)	By-Laws, filed with Post-Effective Amendment No. 73 dated February 18, 2011, are hereby
	incorporated	by reference.
(c)	Instruments Defining Rights of Security Holders, reference is made to Articles III and V of
	the	Registrant’s Amended and Restated Agreement and Declaration of Trust, refer to Exhibit
	(a)	above.
(d)	Investment Advisory Contract, The Vanguard Group, Inc., provides investment advisory
	services	to the Funds at cost pursuant to the Fifth Amended and Restated Funds’ Service
	Agreement,	refer to Exhibit (h) below.
(e)	Underwriting Contracts, not applicable.
(f)	Bonus or Profit Sharing Contracts, reference is made to the section entitled “Management of
	the	Funds” in Part B of this Registration Statement.
(g)	Custodian Agreements, for State Street Bank and Trust Company, filed with Post-Effective
	Amendment	No. 94 dated February 23, 2017, is hereby incorporated by reference.
(h)	Other Material Contracts, Fifth Amended and Restated Funds’ Service Agreement, filed with
	Post-Effective	Amendment No. 75 dated February 24, 2012, and Form of Authorized
	Participant	Agreement, filed with Post-Effective Amendment No. 73 dated February 28, 2011,
	are	hereby incorporated by reference.
(i)	Legal Opinion, not applicable.
(j)	Other Opinions, Consent of Independent Registered Public Accounting Firm, not applicable.
(k)	Omitted Financial Statements, not applicable.
(l)	Initial Capital Agreements, not applicable.
(m)	Rule 12b-1 Plan, not applicable.
(n)	Rule 18f-3 Plan, filed with Post-Effective Amendment No. 94 dated February 23, 2017, is
	hereby	incorporated by reference.
(o)	Reserved.
(p)	Codes of Ethics, for The Vanguard Group, Inc., filed with Post-Effective Amendment No. 82
	dated	February 24, 2015, is hereby incorporated by reference.

Item 29. Persons Controlled by or under Common Control with Registrant

Registrant is not controlled by or under common control with any person.

Item 30. Indemnification

The Registrant’s organizational documents contain provisions indemnifying Trustees and officers against liability incurred in their official capacities. Article VII, Section 2 of the Amended and Restated Agreement and Declaration of Trust provides that the Registrant may indemnify and hold harmless each and every Trustee and officer from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to the performance of his or her duties as a Trustee or officer. Article VI of the By-Laws generally provides that the Registrant shall indemnify its Trustees and officers from any liability arising out of their past or present service in that capacity. Among other things, this provision excludes any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Registrant.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the Securities Act) may be permitted for directors, officers, or persons controlling the Registrant pursuant to the foregoing provisions, the Registrant has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 31. Business and Other Connections of Investment Adviser

The Vanguard Group, Inc. (Vanguard), is an investment adviser registered under the Investment Advisers Act of 1940, as amended (the Advisers Act). The list required by this Item 31 of officers and directors of Vanguard, together with any information as to any business profession, vocation, or employment of a substantial nature engaged in by such officers and directors during the past two years, is incorporated herein by reference from Form ADV filed by Vanguard pursuant to the Advisers Act (SEC File No. 801-11953).

Item 32. Principal Underwriters

(a)	Vanguard Marketing Corporation, a wholly owned subsidiary of The Vanguard Group, Inc., is the principal underwriter of each fund within the Vanguard group of investment companies, a family of more than 190 mutual funds.
(b)	The principal business address of each named director and officer of Vanguard Marketing Corporation is 100 Vanguard Boulevard, Malvern, PA 19355.

Name	Positions and Office with Underwriter	Positions and Office with Funds
F. William McNabb III	Director and Chairman	Chairman and Chief Executive Officer
Glenn W. Reed	Director	None
Mortimer J. Buckley	Director and Senior Vice President	None
Martha G. King	Director and Senior Vice President	None
Chris D. McIsaac	Director and Senior Vice President	None
Anne E. Robinson	Director and Senior Vice President	Secretary
Karin Risi	Director and Managing Director	None
Thomas Rampulla	Director and Senior Vice President	None
Michael Rollings	Director	None
Natalie Bej	Chief Compliance Officer	Chief Compliance Officer
Matthew Benchener	Principal	None
Jack Brod	Principal	None
James M. Delaplane Jr.	Principal	None
Kathleen A. Graham-Kelly	Principal	None
Phillip Korenman	Principal	None
Mike Lucci	Principal	None
Alba E. Martinez	Principal	None
Brian McCarthy	Principal	None
Frank Satterthwaite	Principal	None
Christopher Sicilia	Principal	None
Tammy Virnig	Principal	None
Salvatore L. Pantalone	Financial and Operations Principal and Treasurer	None
Amy M. Laursen	Financial and Operations Principal	None
Timothy P. Holmes	Annuity and Insurance Officer	None

Jeff Seglem	Annuity and Insurance Officer	None
Michael L. Kimmel	Assistant Secretary	None
Name	Positions and Office with Underwriter	Positions and Office with Funds
Marc P. Lindsay	Assistant Secretary	None
Caroline Cosby	Secretary	None

(c)	Not applicable.

Item 33. Location of Accounts and Records

The books, accounts, and other documents required to be maintained by Section 31 (a) of the Investment Company Act of 1940, as amended, and the rules promulgated thereunder will be maintained at the offices of the Registrant, 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Transfer Agent, The Vanguard Group, Inc., 100 Vanguard Boulevard, Malvern, PA 19355; the Registrant’s Custodian, State Street Bank and Trust Company, One Lincoln Street, Boston, MA 02111; and the Registrant’s investment advisor at the location identified in Part B of this Registration Statement.

Item 34. Management Services

Other than as set forth in the section entitled “Management of the Funds” in Part B of this Registration Statement, the Registrant is not a party to any management-related service contract.

Item 35. Undertakings

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant hereby certifies that it has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Valley Forge and the Commonwealth of Pennsylvania, on the 28th day of February, 2017.

VANGUARD MUNICIPAL BOND FUNDS
BY:___________/s/ F. William Mc Nabb III*_________

F. William McNabb III
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date
/S/ F. WILLIAM MCNABB III*	Chairman and Chief Executive	February 28, 2017
Officer
F. William McNabb III
/S/ EMERSON U. FULLWOOD*	Trustee	February 28, 2017
Emerson U. Fullwood
/S/ RAJIV L. GUPTA*	Trustee	February 28, 2017
RAJIV L. GUPTA
/S/ AMY GUTMANN*	Trustee	February 28, 2017
Amy Gutmann
/S/ JOANN HEFFERNAN HEISEN*	Trustee	February 28, 2017
JoAnn Heffernan Heisen
/S/ F. JOSEPH LOUGHREY*	Trustee	February 28, 2017
F. Joseph Loughrey
/s/ Mark Loughridge*	Trustee	February 28, 2017
Mark Loughridge
/s/ Scott C. Malpass*	Trustee	February 28, 2017
Scott C. Malpass
/S/ ANDRÉ F. PEROLD*	Trustee	February 28, 2017
André F. Perold
/S/ PETER F. VOLANAKIS*	Trustee	February 28, 2017
Peter F. Volanakis
/S/ THOMAS J. HIGGINS*	Chief Financial Officer	February 28, 2017
Thomas J. Higgins

*By: /s/ Anne E. Robinson

Anne E. Robinson, pursuant to a Power of Attorney filed on October 4, 2016, see file Number 33-32548, Incorporated by Reference.

INDEX TO EXHIBITS

Articles of Incorporation, Amended and Restated Agreement and Declaration of Trust . . . Ex-99.A